SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

                              NATHAN'S FAMOUS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    632347100
                                 (CUSIP Number)

                               Nancy D. Lieberman
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                  (516)822-4820

(Name , Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                  July 23, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     632347100                                Page 2 of 4 Pages


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
   Howard M. Lorber

2  Check the Appropriate Box if a Member of a Group*  (a)[  ]  (b) [ x ]

3  SEC Use Only

4  Source of Funds

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6  Citizenship or Place of Organization    U.S.A.

7  Number of Shares
   Sole Voting Power    655,834

8  Beneficially
   Shared Voting Power  0

9  Owned by Each Reporting
   Sole Dispositive Power   655,834

10 Person With
   Shared Dispositive Power  0

11 Aggregate Amount Beneficially Owned by Each Reporting Person  655,834

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [  ]

13 Percent of Class Represented by Amount in Row (11):   12.6%

14 Type of Reporting Person*   IN

Item 1: Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997, (the "Initial Filing") as amended on July 8, 1999, with regard to the shares of Common Stock, par value $.001 per share (the "Shares") of Nathan's Famous, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the acquisition by the undersigned of beneficial ownership of additional Shares effective July 23, 1999.

Item 4: Purpose of the Transaction.

On July 23, 1999, Mr. Lorber acquired beneficial ownership of an additional 75,000 Shares through the vesting of the balance of a warrant to purchase 150,000 Shares.

Mr. Lorber has no present plans or proposals which would result in a change in the present Board or management of the Issuer. Mr. Lorber has no present plans which would result in a material change in the Issuer's business or corporate structure.

Item 5: Interest in Securities of the Issuer.

(a) As of the close of business on July 29, 1999, Mr. Lorber beneficially owns 655,834 Shares which includes (a) options to purchase an aggregate 183,334 Shares and (b) warrants to purchase an aggregate 300,000 Shares.

(b) Mr. Lorber has sole power to dispose or direct the disposition of the 655,834 Shares beneficially owned by him.

Mr. Lorber has sole power to vote or direct the vote of the 655,834 Shares beneficially owned by him.

(c) During the past 60 days, Mr. Lorber acquired beneficial ownership of 75,000 Shares on July 23, 1999 upon the vesting of a portion of a warrant.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

July 29, 1999
---------------------------------
Date

/s/ Howard M. Lorber
---------------------------------
Signature

Howard M. Lorber   Chairman & CEO
---------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).